Mail Stop 0309	November 18, 2004

Ms. Valentina Tuss
President
Digital Ecosystems Corp.
Suite 1500, 701 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1C6

Re:	Digital Ecosystems Corp.
Amendment No. 1 to Registration Statement on Form SB-2, filed
November 4, 2004
      File No. 333-119073

Dear Ms. Tuss:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In your next amendment, please update the financial statements and the related discussion and disclosure through September 30, 2004.
As
to all other disclosure, provide updated information as of the date you file your amendment.


Risk Factors, pages 6-11

"We Will Rely On Third Parties . . . ." Page 8

2. We note your response to our prior comment 11. Please clarify, if true, that the "host and monitor" and the Internet service provider are the same. In addition, please also name your Internet service provider in your business section.

3. We note your response to our prior comment 12. In the revised risk factor, you refer primarily to your dependence on your Internet service provider. If there are no other third parties upon whom you are dependent, please revise your risk factor heading accordingly. In addition, if there are other third parties, please disclose in this risk factor the approximate number of parties performing these services and discuss the obstacles you would encounter if you were required to replace any party.

"We Depend on Recruiting . . . ." Page 8

4. Please state whether you maintain employment contracts with your key personnel or other key third parties and disclose the term and termination provisions of the same if applicable.

"We May Not Able To Protect Our Proprietary Rights . . . ." Page 9

5. We note your response to our prior comment 19 and reissue that comment in part. The revised risk factor states that your intellectual property rights "include or may include" the items listed. Please delete the reference to intellectual property you "may" own and revise your disclosure to limit it to only that intellectual property you currently own. It should be clear from your disclosure what intellectual property you currently possess.

6. We note your response to our prior comment 20 and reissue that comment in part. Please revise to disclose your trade names and domain names in the business section.

Description of Business, pages 21-28

General

7. We note your response to our prior comment 35 and reissue that comment. It appears that your prospectus still contains statements indicating that certain things will occur. For example, the statement on page 24 still reads, "Partnerships, reselling, and affiliate programs will be enacted." Since you currently have no partnerships, reselling, and affiliate programs and there can be no assurance that you will have such programs, please revise this statement to state that you expect to enact such programs. Please review your prospectus for any similar statements and revise accordingly.

Operations, pages 23-24

8. We note your response to our prior comment 36. Your revised statement that you use "commercially available technology whenever possible instead of purchasing custom-made or internally developed solutions" may suggest that you use some custom-made or internally developed solutions. Please revise further to clarify that you do not license any software or have any other custom-made or internally developed solutions if that is the case.

Compensation, page 26

9. Refer to your response to comment 33. We note in your disclosure at the bottom of page 16 that each of these officers devotes approximately 8-10 hours per week on behalf of the company. These efforts provide value to the company for which they are not being remunerated based on the response. The fact that the company did not pay an actual salary does not preclude the company from recording an expense related to the services provided. Please explain to us why the guidance provided by Topic 1B of the Staff Accounting Bulletins does not apply to the salaries that would be paid to these officers under normal circumstances, or further expand on the assertion that the impact of these services on the financial statements is minimal.

Market for Common Equity and Related Stockholder Matters, pages
31-33

Rule 144 Shares, page 32

10. We note your response to our prior comment 45. Please note that none of your shares (other than those eligible for resale under Rule
144(k)) are currently eligible for resale under Rule 144 as you currently do not meet the requirements of paragraph (c) for current public information. Once you have been subject to the reporting requirements for a period of at least 90 days, some of your shares may be eligible for resale under Rule 144. See Rule 144(c)(1). Please revise your disclosure to state that the only shares currently available for resale under Rule 144 are the 1,040,000 shares available for resale under Rule 144(k). You may also state that once you have been subject to the reporting requirements for a period of at least 90 days, which would be at least 90 days after the effectiveness of this registration statement, an additional XX number of shares will become available for resale under Rule 144, subject to the other requirements of Rule 144.


Financial Statements

Report of Independent Registered Public Accounting Firm, page 3

11. Refer to your response to comment 46. It appears that the accountants removed the inclusion of the audited period from February
21, 2002 through March 31, 2002 and replaced it with the period from
February 21, 2002 through March 31, 2004. Please note that it appears that the company includes four audited periods in each of these statements, so the report should cover the period from February
21, 2002 through March 31, 2002 as it did in the previous opinion in addition to the period added in this current version of the opinion.

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 10

12. We note your revised revenue recognition policy on page 10. Please remove your previous policy from page 9. We also note that the wording provided related to the projected revenues streams is vague and generic in that it does not specifically address each of the revenue streams described. Please revise this to discuss the specific anticipated policies such as recording sales at shipment when title transfers, etc.

Website development costs, page 10

13. Refer to your response to comment 39. The discussion on pages 24-25, including the table, seems to indicate that a substantial amount of the development related to the website is completed. We note based on the balance sheet that the company has not capitalized any costs related to the website. Please explain to us in what stage the website development is, and how the fact that all costs to date have been expensed complies with the policy described in this note.
Consider the need to clarify in your disclosure in what stage the development of the website is.


*	*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Whitney Story at (202) 824-5385 or James Atkinson at (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 824-5304 or me at (202) 942-1840 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Stephen F.X. O`Neill, Esq.
O`NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010
Blaine, WA 98230


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Ms. Valentina Tuss
November 18, 2004
Page 1